November 1, 2018

JPMorgan Trust I

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, expenses related to trustee elections and extraordinary expenses not incurred in the ordinary course of the Funds’ business. In addition, the Funds may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). The JPMorgan Service Providers as a Fund’s adviser, shareholder servicing agent and/or administrator hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on such Fund’s investment in such money market funds. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.
JPMorgan Distribution Services, Inc.

By:

Accepted by:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, each Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

JPMTI Fee Waiver Agreement

JPMorgan Trust I

By:

JPMTI Fee Waiver Agreement

SCHEDULE A

	Class A	Class C	Class I	Class L	Class R2	Class R3	Class R4	Class R5	Class R6	Class T
JPMorgan U.S. Research Enhanced Equity Fund[1]	0.60%		0.35%	0.45%					0.25%
JPMorgan Diversified Fund[1]	1.08%	1.58%	0.83%	0.65%					0.58%
JPMorgan Small Cap Blend Fund[1]	1.24%	1.74%	0.99%			1.24%	1.24%	1.24%	0.74%
JPMorgan Equity Focus Fund[1]	1.10%	1.60%	0.85%						0.60%
JPMorgan Growth and Income Fund[1]	0.94%	1.44%	0.69%		1.19%	0.94%	0.69%	0.54%	0.44%
JPMorgan Hedged Equity Fund[1]	0.85%	1.35%	0.60%					0.45%	0.35%	0.85%
JPMorgan Intrepid Sustainable Equity Fund[1]	0.84%	1.34%	0.59%
JPMorgan Intrepid America Fund[1]	0.84%	1.34%	0.59%		1.09%			0.44%	0.34%
JPMorgan Intrepid Growth Fund[1]	0.84%	1.34%	0.59%		1.09%			0.44%	0.34%
JPMorgan Intrepid Value Fund[1]	0.83%	1.33%	0.59%		1.09%			0.44%	0.34%	0.83%
JPMorgan Mid Cap Equity Fund[1]	1.14%	1.64%	0.89%		1.39%			0.74%	0.64%	1.14%
JPMorgan Small Cap Core Fund[1]	1.24%	1.74%	0.99%		1.49%	1.24%	0.99%	0.80%	0.74%
JPMorgan Small Cap Equity Fund[1]	1.24%	1.74%	0.99%		1.49%	1.24%	0.99%	0.80%	0.74%
JPMorgan U.S. Equity Fund[1]	0.94%	1.44%	0.69%	0.61%	1.19%	0.94%	0.69%	0.54%	0.44%	0.94%
JPMorgan U.S. Large Cap Core Plus Fund[1]	1.10%	1.60%	0.85%		1.45%			0.80%	0.70%	1.10%
JPMorgan U.S. Small Company Fund[1]	1.26%	1.76%	1.01%	0.83%	1.51%	1.26%	1.01%	0.86%	0.76%
JPMorgan Value Advantage Fund[1]	1.14%	1.64%	0.89%	0.75%	1.39%	1.14%	0.89%	0.74%	0.64%	1.14%
JPMorgan High Yield Municipal Fund[1]	0.65%	1.15%	0.55%						0.45%

[1]	Expense limitation is in place until at least 10/31/19.